Exhibit 99.2

BCE (1)
Consolidated Operational Data (2)

($ millions of Canadian dollars, except share amounts) (unaudited)	Q1 2014	Q1 2013	$ change	% change
Operating revenues	5,099	4,919	180	3.7%
Operating costs (A)	(3,003)	(2,880)	(123)	(4.3%)
Post-employment benefit plans service cost	(74)	(77)	3	3.9%
EBITDA (3)	2,022	1,962	60	3.1%
EBITDA margin (3)	39.7%	39.9%		(0.2	) pts
Severance, acquisition and other costs	(38)	(33)	(5)	(15.2%)
Depreciation	(699)	(675)	(24)	(3.6%)
Amortization	(167)	(163)	(4)	(2.5%)
Finance costs
Interest expense	(235)	(221)	(14)	(6.3%)
Interest on post-employment benefit obligations	(25)	(37)	12	32.4%
Other income	87	80	7	8.8%
Income taxes	(231)	(241)	10	4.1%
Net earnings	714	672	42	6.3%
Net earnings attributable to:
Common shareholders	615	566	49	8.7%
Preferred shareholders	33	33	-	0.0%
Non-controlling interest	66	73	(7)	(9.6%)
Net earnings	714	672	42	6.3%
Net earnings per common share - basic	$0.79	$0.73	$0.06	8.2%
Net earnings per common share - diluted	$0.79	$0.73	$0.06	8.2%
Dividends per common share	$0.6175	$0.5825	$0.035	6.0%
Average number of common shares outstanding - basic (millions)	776.5	775.7
Average number of common shares outstanding - diluted (millions)	777.2	776.3
Number of common shares outstanding (millions)	777.3	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	615	566	49	8.7%
Severance, acquisition and other costs	23	23	-	0.0%
Net gains on investments	(12)	(2)	(10)	n.m.
Premiums on early redemption of debt	-	12	(12)	(100.0%)
Adjusted net earnings (3)	626	599	27	4.5%
Impact on net earnings per share	$0.02	$0.04	$(0.02)	(50.0%)
Adjusted EPS (3)	$0.81	$0.77	$0.04	5.2%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information – First Quarter 2014   Page 2

BCE
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except share amounts) (unaudited)	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Operating revenues	5,099	20,400	5,382	5,099	5,000	4,919
Operating costs (A)	(3,003)	(12,019)	(3,312)	(2,962)	(2,865)	(2,880)
Post-employment benefit plans service cost	(74)	(292)	(72)	(74)	(69)	(77)
EBITDA	2,022	8,089	1,998	2,063	2,066	1,962
EBITDA margin	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%
Severance, acquisition and other costs	(38)	(406)	(48)	(297)	(28)	(33)
Depreciation	(699)	(2,734)	(695)	(683)	(681)	(675)
Amortization	(167)	(646)	(160)	(162)	(161)	(163)
Finance costs
Interest expense	(235)	(931)	(240)	(242)	(228)	(221)
Interest on post-employment benefit obligations	(25)	(150)	(37)	(38)	(38)	(37)
Other income (expense)	87	(6)	1	(24)	(63)	80
Income taxes	(231)	(828)	(226)	(165)	(196)	(241)
Net earnings	714	2,388	593	452	671	672
Net earnings attributable to:
Common shareholders	615	1,975	495	343	571	566
Preferred shareholders	33	131	33	32	33	33
Non-controlling interest	66	282	65	77	67	73
Net earnings	714	2,388	593	452	671	672
Net earnings per common share - basic	$0.79	$2.55	$0.64	$0.44	$0.74	$0.73
Net earnings per common share - diluted	$0.79	$2.54	$0.63	$0.44	$0.74	$0.73
Dividends per common share	$0.6175	$2.3300	$0.5825	$0.5825	$0.5825	$0.5825
Average number of common shares outstanding - basic (millions)	776.5	775.8	775.9	775.9	775.9	775.7
Average number of common shares outstanding - diluted (millions)	777.2	776.4	776.6	776.3	776.6	776.3
Number of common shares outstanding (millions)	777.3	775.9	775.9	775.9	775.9	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	615	1,975	495	343	571	566
Severance, acquisition and other costs	23	299	33	222	21	23
Net (gains) losses on investments	(12)	7	12	(2)	(1)	(2)
Premiums on early redemption of debt	-	36	-	21	3	12
Adjusted net earnings	626	2,317	540	584	594	599
Impact on net earnings per share	$0.02	$0.44	$0.06	$0.31	$0.03	$0.04
Adjusted EPS	$0.81	$2.99	$0.70	$0.75	$0.77	$0.77

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information – First Quarter 2014   Page 3

BCE (1)
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2014	Q1 2013	$ change	% change
Revenues
Bell Wireless	1,472	1,409	63	4.5%
Bell Wireline	2,462	2,508	(46)	(1.8%)
Bell Media	722	513	209	40.7%
Inter-segment eliminations	(118)	(82)	(36)	(43.9%)
Total Bell	4,538	4,348	190	4.4%
Bell Aliant	676	684	(8)	(1.2%)
Inter-segment eliminations	(115)	(113)	(2)	(1.8%)
Total BCE	5,099	4,919	180	3.7%

Operating costs
Bell Wireless	(844)	(824)	(20)	(2.4%)
Bell Wireline	(1,532)	(1,550)	18	1.2%
Bell Media	(572)	(415)	(157)	(37.8%)
Inter-segment eliminations	118	82	36	43.9%
Total Bell	(2,830)	(2,707)	(123)	(4.5%)
Bell Aliant	(362)	(363)	1	0.3%
Inter-segment eliminations	115	113	2	1.8%
Total BCE	(3,077)	(2,957)	(120)	(4.1%)

EBITDA
Bell Wireless	628	585	43	7.4%
Margin	42.7%	41.5%		1.2	pts
Bell Wireline	930	958	(28)	(2.9%)
Margin	37.8%	38.2%		(0.4	) pts
Bell Media	150	98	52	53.1%
Margin	20.8%	19.1%		1.7	pts
Total Bell	1,708	1,641	67	4.1%
Margin	37.6%	37.7%		(0.1	) pts
Bell Aliant	314	321	(7)	(2.2%)
Margin	46.4%	46.9%		(0.5	) pts
Total BCE	2,022	1,962	60	3.1%
Margin	39.7%	39.9%		(0.2	) pts

Capital expenditures
Bell Wireless	117	122	5	4.1%
Capital Intensity (4)	7.9%	8.7%		0.8	pts
Bell Wireline	463	460	(3)	(0.7%)
Capital Intensity	18.8%	18.3%		(0.5	) pts
Bell Media	14	12	(2)	(16.7%)
Capital Intensity	1.9%	2.3%		0.4	pts
Total Bell	594	594	-	0.0%
Capital Intensity	13.1%	13.7%		0.6	pts
Bell Aliant	135	128	(7)	(5.5%)
Capital Intensity	20.0%	18.7%		(1.3	) pts
Total BCE	729	722	(7)	(1.0%)
Capital Intensity	14.3%	14.7%		0.4	pts

BCE Supplementary Financial Information – First Quarter 2014   Page 4

BCE
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Revenues
Bell Wireless	1,472	5,849	1,505	1,493	1,442	1,409
Bell Wireline	2,462	10,097	2,601	2,482	2,506	2,508
Bell Media	722	2,557	821	664	559	513
Inter-segment eliminations	(118)	(394)	(114)	(115)	(83)	(82)
Total Bell	4,538	18,109	4,813	4,524	4,424	4,348
Bell Aliant	676	2,759	688	696	691	684
Inter-segment eliminations	(115)	(468)	(119)	(121)	(115)	(113)
Total BCE	5,099	20,400	5,382	5,099	5,000	4,919

Operating costs
Bell Wireless	(844)	(3,509)	(976)	(876)	(833)	(824)
Bell Wireline	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
Bell Media	(572)	(1,874)	(591)	(465)	(403)	(415)
Inter-segment eliminations	118	394	114	115	83	82
Total Bell	(2,830)	(11,292)	(3,120)	(2,785)	(2,680)	(2,707)
Bell Aliant	(362)	(1,487)	(383)	(372)	(369)	(363)
Inter-segment eliminations	115	468	119	121	115	113
Total BCE	(3,077)	(12,311)	(3,384)	(3,036)	(2,934)	(2,957)

EBITDA
Bell Wireless	628	2,340	529	617	609	585
Margin	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
Bell Wireline	930	3,794	934	923	979	958
Margin	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%
Bell Media	150	683	230	199	156	98
Margin	20.8%	26.7%	28.0%	30.0%	27.9%	19.1%
Total Bell	1,708	6,817	1,693	1,739	1,744	1,641
Margin	37.6%	37.6%	35.2%	38.4%	39.4%	37.7%
Bell Aliant	314	1,272	305	324	322	321
Margin	46.4%	46.1%	44.3%	46.6%	46.6%	46.9%
Total BCE	2,022	8,089	1,998	2,063	2,066	1,962
Margin	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%

Capital expenditures
Bell Wireless	117	639	226	157	134	122
Capital Intensity	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Bell Wireline	463	2,247	702	562	523	460
Capital Intensity	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
Bell Media	14	115	64	23	16	12
Capital Intensity	1.9%	4.5%	7.8%	3.5%	2.9%	2.3%
Total Bell	594	3,001	992	742	673	594
Capital Intensity	13.1%	16.6%	20.6%	16.4%	15.2%	13.7%
Bell Aliant	135	570	147	138	157	128
Capital Intensity	20.0%	20.7%	21.4%	19.8%	22.7%	18.7%
Total BCE	729	3,571	1,139	880	830	722
Capital Intensity	14.3%	17.5%	21.2%	17.3%	16.6%	14.7%

BCE Supplementary Financial Information – First Quarter 2014   Page 5

Bell Wireless (1)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2014	Q1 2013	% change
Bell Wireless
Revenue
Service	1,364	1,303	4.7%
Product	94	93	1.1%
Total external Bell Wireless revenues	1,458	1,396	4.4%
Inter-segment	14	13	7.7%
Total Bell Wireless operating revenues	1,472	1,409	4.5%
Operating costs	(844)	(824)	(2.4%)
EBITDA	628	585	7.4%
EBITDA margin (Total revenues)	42.7%	41.5%	1.2	pts
EBITDA margin (Service revenues)	46.0%	44.9%	1.1	pts
Capital expenditures	117	122	4.1%
Capital intensity	7.9%	8.7%	0.8	pts
Wireless gross activations	351,729	371,217	(5.2%)
Postpaid	275,163	295,136	(6.8%)
Wireless net activations	(15,678)	(8,957)	(75.0%)
Postpaid	33,964	59,497	(42.9%)
Wireless subscribers end of period (EOP)	7,762,656	7,672,075	1.2%
Postpaid	6,711,656	6,484,542	3.5%
Average revenue per unit (ARPU)($/month) (4)	57.90	55.92	3.5%
Churn (%) (average per month) (4)	1.58%	1.65%	0.07	pts
Prepaid	3.67%	3.79%	0.12	pts
Postpaid	1.24%	1.25%	0.01	pts
Cost of acquisition (COA) (4) ($/sub)	442	404	(9.4%)

BCE Supplementary Financial Information – First Quarter 2014   Page 6

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireless
Revenue
Service	1,364	5,362	1,359	1,372	1,328	1,303
Product	94	432	134	106	99	93
Total external Bell Wireless revenues	1,458	5,794	1,493	1,478	1,427	1,396
Inter-segment	14	55	12	15	15	13
Total Bell Wireless operating revenues	1,472	5,849	1,505	1,493	1,442	1,409
Operating costs	(844)	(3,509)	(976)	(876)	(833)	(824)
EBITDA	628	2,340	529	617	609	585
EBITDA margin (Total revenues)	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
EBITDA margin (Service revenues)	46.0%	43.6%	38.9%	45.0%	45.9%	44.9%
Capital expenditures	117	639	226	157	134	122
Capital intensity	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Wireless gross activations	351,729	1,694,055	462,469	438,722	421,647	371,217
Postpaid	275,163	1,332,423	368,154	333,081	336,052	295,136
Wireless net activations	(15,678)	217,768	93,700	89,459	43,566	(8,957)
Postpaid	33,964	378,121	119,520	102,714	96,390	59,497
Wireless subscribers EOP (A)	7,762,656	7,778,334	7,778,334	7,805,100	7,715,641	7,672,075
Postpaid (A)	6,711,656	6,677,692	6,677,692	6,683,646	6,580,932	6,484,542
Average revenue per unit (ARPU)($/month)	57.90	57.25	57.92	58.30	56.85	55.92
Churn (%)(average per month)	1.58%	1.60%	1.59%	1.50%	1.64%	1.65%
Prepaid	3.67%	3.55%	3.41%	3.27%	3.71%	3.79%
Postpaid	1.24%	1.25%	1.29%	1.20%	1.27%	1.25%
Cost of acquisition (COA)($/sub)	442	421	468	403	402	404

(A)	In Q4 2013, following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all machine-to-machine subscribers. Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts. Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information – First Quarter 2014   Page 7

Bell Wireline (1)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2014	Q1 2013	% change
Bell Wireline
Data	1,463	1,433	2.1%
Local & access	603	646	(6.7%)
Long distance	162	184	(12.0%)
Equipment & other	149	164	(9.1%)
Total external revenues	2,377	2,427	(2.1%)
Inter-segment revenues	85	81	4.9%
Total Bell Wireline operating revenues	2,462	2,508	(1.8%)
Operating costs	(1,532)	(1,550)	1.2%
EBITDA	930	958	(2.9%)
EBITDA Margin	37.8%	38.2%	(0.4	) pts
Capital expenditures	463	460	(0.7%)
Capital intensity	18.8%	18.3%	(0.5	) pts
Local
Network access services (NAS)
Residential	2,586,791	2,856,757	(9.5%)
Business	2,554,225	2,679,736	(4.7%)
Total	5,141,016	5,536,493	(7.1%)
Network access service net (losses)/activations
Residential	(65,638)	(83,557)	21.4%
Business	(35,595)	(24,889)	(43.0%)
Total	(101,233)	(108,446)	6.7%
High-speed Internet
High-speed internet net activations	15,627	3,952	n.m.
High-speed internet subscribers EOP	2,200,170	2,130,773	3.3%
TV
Net subscriber activations	28,561	13,971	n.m.
Fibe TV	54,680	47,463	15.2%
Total subscribers EOP	2,306,994	2,169,954	6.3%
Fibe TV	534,110	295,761	80.6%

n.m. : not meaningful

BCE Supplementary Financial Information – First Quarter 2014   Page 8

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireline
Data	1,463	5,828	1,513	1,426	1,456	1,433
Local & access	603	2,497	606	613	632	646
Long distance	162	722	171	184	183	184
Equipment & other	149	707	222	168	153	164
Total external revenues	2,377	9,754	2,512	2,391	2,424	2,427
Inter-segment revenues	85	343	89	91	82	81
Total Bell Wireline operating revenues	2,462	10,097	2,601	2,482	2,506	2,508
Operating costs	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
EBITDA	930	3,794	934	923	979	958
EBITDA Margin	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%
Capital expenditures	463	2,247	702	562	523	460
Capital intensity	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
Local
Network access services (NAS)
Residential	2,586,791	2,652,429	2,652,429	2,715,710	2,774,667	2,856,757
Business	2,554,225	2,589,820	2,589,820	2,622,298	2,650,824	2,679,736
Total	5,141,016	5,242,249	5,242,249	5,338,008	5,425,491	5,536,493
Network access service net (losses)/activations
Residential	(65,638)	(287,885)	(63,281)	(58,957)	(82,090)	(83,557)
Business	(35,595)	(114,805)	(32,478)	(28,526)	(28,912)	(24,889)
Total	(101,233)	(402,690)	(95,759)	(87,483)	(111,002)	(108,446)
High-speed Internet
High-speed internet net activations	15,627	57,722	15,690	35,634	2,446	3,952
High-speed internet subscribers EOP	2,200,170	2,184,543	2,184,543	2,168,853	2,133,219	2,130,773
TV
Net subscriber activations	28,561	122,450	36,189	46,685	25,605	13,971
Fibe TV	54,680	231,132	60,301	72,813	50,555	47,463
Total subscribers EOP	2,306,994	2,278,433	2,278,433	2,242,244	2,195,559	2,169,954
Fibe TV	534,110	479,430	479,430	419,129	346,316	295,761

BCE Supplementary Financial Information – First Quarter 2014   Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferred shares
At March 31, 2014	BCE
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE
Debt due within one year	2,501	700	3,201
Long-term debt	13,784	2,226	16,010
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(682)	(38)	(720)
Net debt (3)	17,301	2,888	20,189

Bell - Net debt and preferred shares
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	March 31	Dec. 31
	2014	2013
Debt due within one year	2,501	2,286
Long-term debt	13,784	13,765
Preferred shares - BCE (A)	1,698	1,698
Cash and cash equivalents	(682)	(319)
Net Debt	17,301	17,430
Net Debt / Adjusted EBITDA (4)	2.46	2.49
Adjusted EBITDA /Net interest expense, excluding interest on post-employment benefit obligations and including 50% of preferred dividends (4)	8.27	8.40

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2014	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Proportionate Net Debt	30	103	103	143	202	206
Proportionate EBITDA	129	593	209	172	134	78

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2014	Q1 2013	$ change	% change
Free Cash Flow (FCF) (3)
Cash from operating activities, excluding acquisition costs paid	888	826	62	7.5%
Capital expenditures	(594)	(594)	-	0.0%
Dividends paid on preferred shares	(32)	(26)	(6)	(23.1%)
Dividends paid by subsidiaries to non-controlling interest	-	(7)	7	100.0%
Bell Aliant dividends to BCE	-	48	(48)	(100.0%)
FCF	262	247	15	6.1%

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2014	Total 2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	888	5,521	1,649	1,479	1,567	826
Capital expenditures	(594)	(3,001)	(992)	(742)	(673)	(594)
Dividends paid on preferred shares	(32)	(127)	(31)	(38)	(32)	(26)
Dividends paid by subsidiaries to non-controlling interest	-	(13)	-	-	(6)	(7)
Bell Aliant dividends to BCE	-	191	48	48	47	48
FCF	262	2,571	674	747	903	247

(A)	Net debt includes 50% of preferred shares

BCE Supplementary Financial Information – First Quarter 2014 Page   10

BCE (1)
Consolidated Statements of Financial Position (2)

	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2014	2013
ASSETS
Current assets
Cash	99	220
Cash equivalents	621	115
Trade and other receivables	2,861	3,043
Inventory	380	383
Prepaid expenses	503	415
Assets held for sale	193	719
Other current assets	193	175
Total current assets	4,850	5,070
Non-current assets
Property, plant and equipment	20,671	20,743
Intangible assets	9,526	9,552
Deferred tax assets	199	165
Investments in associates and joint ventures	789	775
Other non-current assets	752	698
Goodwill	8,376	8,381
Total non-current assets	40,313	40,314
Total assets	45,163	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,661	4,339
Interest payable	145	147
Dividends payable	555	466
Current tax liabilities	191	367
Debt due within one year	3,201	2,571
Total current liabilities	7,753	7,890
Non-current liabilities
Long-term debt	16,010	16,341
Deferred tax liabilities	1,217	1,318
Post-employment benefit obligation	2,744	2,127
Other non-current liabilities	1,458	1,458
Total non-current liabilities	21,429	21,244
Total liabilities	29,182	29,134
EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395
Common shares	13,688	13,629
Contributed surplus	2,605	2,615
Accumulated other comprehensive income	28	14
Deficit	(4,933)	(4,642)
Total Equity attributable to BCE shareholders	14,783	15,011
Non-controlling interest	1,198	1,239
Total equity	15,981	16,250
Total liabilities and equity	45,163	45,384
Number of common shares outstanding	777.3	775.9

BCE Supplementary Financial Information – First Quarter 2014   Page 11

BCE (1)
Consolidated Cash Flow Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2014	Q1 2013	$ change
Net earnings	714	672	42
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	38	33	5
Depreciation and amortization	866	838	28
Post-employment benefit plans cost	99	114	(15)
Net interest expense	234	220	14
Gains on investments	(12)	(2)	(10)
Income taxes	231	241	(10)
Contributions to post-employment benefit plans	(88)	(98)	10
Payments under other post-employment benefit plans	(18)	(18)	-
Severance and other costs paid	(68)	(49)	(19)
Acquisition costs paid	(14)	(10)	(4)
Interest paid	(229)	(196)	(33)
Income taxes paid (net of refunds)	(361)	(148)	(213)
Net change in operating assets and liabilities	(410)	(557)	147
Cash flows from operating activities	982	1,040	(58)
Bell Aliant dividends paid to BCE	-	48	(48)
Capital expenditures	(729)	(722)	(7)
Cash dividends paid on preferred shares	(32)	(26)	(6)
Cash dividends paid by subsidiaries to non-controlling interest	(7)	(73)	66
Acquisition costs paid	14	10	4
Bell Aliant Free Cash Flow	34	(30)	64
Free Cash Flow (3)	262	247	15
Bell Aliant free cash flow, excluding dividends paid	(34)	(18)	(16)
Business acquisitions	-	(5)	5
Acquisition costs paid	(14)	(10)	(4)
Business dispositions	538	-	538
Increase in investments	(6)	-	(6)
Decrease in investments	-	2	(2)
Spectrum payment	(113)	-	(113)
Other investing activities	1	-	1
Increase in notes payable and bank advances	601	338	263
Reduction in securitized trade receivables	-	(14)	14
Issue of long-term debt	33	1,007	(974)
Repayment of long-term debt	(415)	(289)	(126)
Premiums on early redemption of debt	-	(17)	17
Cash dividends paid on common shares	(452)	(440)	(12)
Issue of common shares	32	13	19
Issue of equity securities by subsidiaries to non-controlling interest	-	230	(230)
Other financing activities	(48)	(18)	(30)
	123	779	(656)
Net increase in cash and cash equivalents	385	1,026	(641)
Cash and cash equivalents at beginning of period	335	129	206
Cash and cash equivalents at end of period	720	1,155	(435)

Other information
Free cash flow per share (3)	$0.34	$0.32	$0.02
Annualized cash flow yield (5)	7.0%	6.4%	0.6	pts

BCE Supplementary Financial Information – First Quarter 2014   Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Net earnings	714	2,388	593	452	671	672
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	38	406	48	297	28	33
Depreciation and amortization	866	3,380	855	845	842	838
Post-employment benefit plans cost	99	442	109	112	107	114
Net interest expense	234	924	239	240	225	220
(Gains) losses on investments	(12)	7	12	(2)	(1)	(2)
Income taxes	231	828	226	165	196	241
Contributions to post-employment benefit plans	(88)	(341)	(83)	(84)	(76)	(98)
Payments under other post-employment benefit plans	(18)	(73)	(18)	(19)	(18)	(18)
Severance and other costs paid	(68)	(203)	(65)	(44)	(45)	(49)
Acquisition costs paid	(14)	(80)	(30)	(32)	(8)	(10)
Interest paid	(229)	(879)	(231)	(246)	(206)	(196)
Income taxes paid (net of refunds)	(361)	(470)	(232)	(53)	(37)	(148)
Net change in operating assets and liabilities	(410)	147	415	99	190	(557)
Cash flows from operating activities	982	6,476	1,838	1,730	1,868	1,040
Bell Aliant dividends paid to BCE	-	191	48	48	47	48
Capital expenditures	(729)	(3,571)	(1,139)	(880)	(830)	(722)
Cash dividends paid on preferred shares	(32)	(127)	(31)	(38)	(32)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(7)	(283)	(68)	(68)	(74)	(73)
Acquisition costs paid	14	80	30	32	8	10
Bell Aliant Free Cash Flow	34	(195)	(4)	(77)	(84)	(30)
Free Cash Flow	262	2,571	674	747	903	247
Bell Aliant free cash flow, excluding dividends paid	(34)	4	(44)	29	37	(18)
Business acquisitions	-	(2,850)	(1)	(2,844)	-	(5)
Acquisition costs paid	(14)	(80)	(30)	(32)	(8)	(10)
Business dispositions	538	1	-	-	1	-
Increase in investments	(6)	(3)	(1)	(1)	(1)	-
Decrease in investments	-	10	5	-	3	2
Spectrum payment	(113)	-	-	-	-	-
Other investing activities	1	12	-	(2)	14	-
Increase (decrease) in notes payable and bank advances	601	272	(240)	495	(321)	338
Reduction in securitized trade receivables	-	(14)	-	-	-	(14)
Issue of long-term debt	33	4,438	15	2,008	1,408	1,007
Repayment of long-term debt	(415)	(2,495)	(178)	(1,515)	(513)	(289)
Premiums on early redemption of debt	-	(55)	-	(28)	(10)	(17)
Cash dividends paid on common shares	(452)	(1,795)	(452)	(451)	(452)	(440)
Issue of common shares	32	13	-	-	-	13
Issue of equity securities by subsidiaries to non-controlling interest	-	230	-	-	-	230
Other financing activities	(48)	(53)	(16)	(11)	(8)	(18)
	123	(2,365)	(942)	(2,352)	150	779
Net increase (decrease) in cash and cash equivalents	385	206	(268)	(1,605)	1,053	1,026
Cash and cash equivalents at beginning of period	335	129	603	2,208	1,155	129
Cash and cash equivalents at end of period	720	335	335	603	2,208	1,155

Other information
Free cash flow per share	$0.34	$3.31	$0.86	$0.97	$1.16	$0.32
Annualized cash flow yield	7.0%	7.2%	7.2%	7.3%	7.3%	6.4%

BCE Supplementary Financial Information – First Quarter 2014   Page 13

Accompanying Notes

We report our results of operations in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1)	Throughout this report, BCE means, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries and associates.

(2)	On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral) . Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms.

(3)	Non-GAAP Financial Measures
EBITDA and EBITDA margin

The terms EBITDA and EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We define EBITDA margin as EBITDA divided by operating revenues.

We use EBITDA and EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use EBITDA and EBITDA margin to evaluate the performance of our businesses. EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

EBITDA and EBITDA margin have no directly comparable IFRS financial measure. Alternatively, EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share

We use Adjusted net earnings and Adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

BCE Supplementary Financial Information – First Quarter 2014   Page 14

Accompanying Notes

Free Cash Flow and Free Cash Flow per share

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We define free cash flow per share as follows:

Free cash flow
Average number of common shares outstanding

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

For free cash flow, the most comparable IFRS financial measure is cash flows from operating activities.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

(4)	Key Performance Indicators (KPIs)

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital Intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

BCE Supplementary Financial Information – First Quarter 2014   Page 15

Accompanying Notes

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during a specified period.

Net debt to Adjusted EBITDA is Bell net debt divided by twelve-month trailing Bell Adjusted EBITDA. Net debt is debt due within one year, long-term debt and 50% of preferred shares less cash and cash equivalents. Adjusted EBITDA is Bell EBITDA including dividends from Bell Aliant to BCE.

Adjusted EBITDA to net interest expense is twelve-month trailing Adjusted EBITDA divided by twelve-month trailing net interest expense. Adjusted EBITDA is Bell EBITDA including dividends from Bell Aliant to BCE. Net interest expense is Bell interest expense excluding interest on post-employment benefit obligations and including 50% of dividends on preferred shares.

(5)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information – First Quarter 2014   Page 16